SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                  CHESAPEAKE ENERGY CORPORATION
                  _____________________________
                         (Name of Issuer)

                   Common Stock, par value $.01
                  _____________________________
                  (Title of Class of Securities)

                           165167 10 7
                          _____________
                          (CUSIP Number)

                      Shannon Self, Esquire
                    Self, Giddens & Lees, Inc.
                       2725 Oklahoma Tower
                         210 Park Avenue
                  Oklahoma City, Oklahoma 73102
                          (405) 232-3001
        ________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 10, 1997
                      _____________________
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [  ]

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 165167 10 7



(1)   Names of Reporting Persons,               Aubrey K. McClendon
      S.S. or I.R.S. Identification                     ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                         (a) [x]
      a Member of a Group (See                             (b) [ ]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                              OO
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                              [ ]

(6)   Citizenship or Place of Organi-                           USA
      zation

                      (7)   Sole Voting Power            10,343,706

Number of Shares       (8)   Shared Voting Power            508,560
Beneficially
Owned by Each          (9)   Sole Dispositive            10,343,706
Reporting Person            Power
With:
                      (10)  Shared Dispositive             508,560
                            Power

(11)  Aggregate Amount Beneficially                      10,852,226
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                            [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                           15.45%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                              IN
      Instructions)

CUSIP NO. 165167 10 7


(1)   Names of Reporting Persons,           Chesapeake Investments,
      S.S. or I.R.S. Identification             an Oklahoma Limited
      Nos. of Above Persons                             Partnership
                                                         73-1132104

(2)   Check the Appropriate Box if                         (a) [x]
      a Member of a Group (See                             (b) [ ]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                  Not applicable
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                              [ ]

(6)   Citizenship or Place of Organi-                      Oklahoma
      zation

                        (7)   Sole Voting Power                  0

Number of Shares        (8)   Shared Voting Power          508,560
Beneficially
Owned by Each           (9)   Sole Dispositive                   0
Reporting Person              Power
With:
                       (10)   Shared Dispositive           508,560
                              Power

(11)  Aggregate Amount Beneficially                        508,560
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                            [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                             .73%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                              PN
      Instructions)

CUSIP NO. 165167 10 7


(1)   Names of Reporting Persons,                      Tom L. Ward
      S.S. or I.R.S. Identification                    ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                         (a) [x]
      a Member of a Group (See                             (b) [ ]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                             OO
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                              [ ]

(6)   Citizenship or Place of Organi-                          USA
      zation

                       (7)   Sole Voting Power            9,239,942

Number of Shares        (8)   Shared Voting Power         1,846,860
Beneficially
Owned by Each           (9)   Sole Dispositive            9,239,942
Reporting Person             Power
With:
                       (10)  Shared Dispositive           1,846,860
                             Power

(11)  Aggregate Amount Beneficially                      11,086,802
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                            [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                           15.79%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                              IN
      Instructions)

CUSIP NO. 165167 10 7


(1)   Names of Reporting Persons,             TLW Investments, Inc.
      S.S. or I.R.S. Identification                      73-1215253
      Nos. of Above Persons

(2)   Check the Appropriate Box if                         (a) [x]
      a Member of a Group (See                             (b) [ ]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                  Not applicable
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                              [ ]

(6)   Citizenship or Place of Organi-                      Oklahoma
      zation

                       (7)   Sole Voting Power                   0

Number of Shares       (8)   Shared Voting Power         1,846,860
Beneficially
Owned by Each          (9)   Sole Dispositive                    0
Reporting Person             Power
With:
                       (10)  Shared Dispositive          1,846,860
                             Power

(11)  Aggregate Amount Beneficially                      1,846,860
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                            [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                            2.65%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                              CO
      Instructions)

CUSIP NO. 165167 10 7


                      Preliminary Statement
                      _____________________

This Amendment No. 1 restates and amends (i) the statement on
Schedule 13D dated February 4, 1993 filed by the group consisting of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership ("CI"), and (ii) the statement on Schedule 13D dated February 4, 1993 by the group consisting of Tom L. Ward and TLW Investments, Inc. ("TLW") (together, the "Schedule 13D"), relating to the shares of common stock, par value $.01 per share, of Chesapeake Energy Corporation, an Oklahoma corporation. Mr. McClendon, CI, Mr. Ward and TLW are referred to herein as the "Reporting Persons". The group consisting of Mr. McClendon and CI and the group consisting of Mr. Ward and TLW each disclaim beneficial ownership of the shares held by the other.

Item 1.     Security and Issuer.
            ___________________

    This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2.     Identity and Background.
            _______________________

    (a)-(c)

    Aubrey K. McClendon
    ___________________

    Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.

    Chesapeake Investments
    ______________________

    Chesapeake Investments, an Oklahoma Limited Partnership, is an Oklahoma limited partnership, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. McClendon is the sole general partner of CI. CI is principally engaged in the ownership of working interests in oil and gas wells and leases.

    Tom L. Ward
     ___________

    Mr. Ward is the President and Chief Operating Officer of the
    Company, having a business address of 6200 North Western
    Avenue, Oklahoma City, Oklahoma 73118.

    TLW Investments, Inc.
    _____________________

    TLW Investments, Inc., is an Oklahoma corporation having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. Ward is the sole shareholder, director, and Chief Executive Officer of TLW. TLW is principally engaged in the ownership of working interests in oil and gas wells and leases.

    (d) During the past five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            _________________________________________________

    The Reporting Persons acquired more than 5% of the outstanding Common Stock of the Company upon the formation and capitalization of the Company effective January 1, 1992. As the primary consideration for such shares, the Reporting Persons conveyed to the Company certain oil and gas properties, stock of various corporations which became wholly-owned subsidiaries of the Company, and other real and personal property.

    This Amendment No. 1 reports the acquisition by (i) Mr. McClendon of 730,750 shares of the Company's Common Stock, and
    (ii) Mr. Ward of 730,750 shares of the Company's Common Stock, all such shares being acquired in open market through brokerage transactions. The investment cost (excluding commission) of the 730,750 shares acquired by Mr. McClendon was $14,792,814.00, consisting of funds borrowed by Mr. McClendon pursuant to a lending arrangement with Morgan Guaranty Trust Company of New York ("Morgan Guaranty"). The investment cost (excluding commission) of the 730,750 shares acquired by Mr. Ward was $14,792,814.00, consisting of funds borrowed by Mr. Ward pursuant to a lending arrangement with Morgan Guaranty.

Item 4.     Purpose of Transaction.
            ______________________

    Mr. McClendon and Mr. Ward acquired the shares of the Company's Common Stock for purposes of investment. In the future, either or both of the reporting persons may decide to
    (i) purchase additional shares of Common Stock or (ii) dispose of any or all of the Common Stock of the Company in any manner permitted by applicable securities laws.

    The reporting persons have no present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ____________________________________

    The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person is based upon 69,562,725 shares of Common Stock outstanding on January 31,
    1997, as reported by the Company.

    (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                 Amount                Percent
        ________               ________              _________
     Aubrey K. McClendon      10,852,226<F1><F2>        15.45%

     Chesapeake Investments      508,560<F2>              .73%

     Tom L. Ward              11,086,802<F3><F4>        15.79%

     TLW Investments           1,846,860<F4>             2.65%
     ____________________

<F1>
  This amount includes (i) 1,116 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and (ii) 666,000 shares which Mr. McClendon has the right to acquire within sixty (60) days pursuant to stock options granted by the Company.
<F2>
  This amount includes 508,560 shares owned of record by CI, of which Mr. McClendon is the sole general partner. CI and Mr. McClendon share voting and dispositive power over such shares.
<F3>
  This amount includes (i) 2,752 shares held on behalf of Mr. Ward in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, and (ii) 666,000 shares which Mr. Ward has the right to acquire within sixty (60) days pursuant to stock options granted by the Company.
<F4>
  This amount includes 1,846,860 shares owned of record by TLW, of which Mr. Ward is the sole shareholder, director, and Chief Executive Officer. TLW and Mr. Ward share voting and dispositive power over such shares.

    (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock of the Company as to which the person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                  Sole Voting       Shared Voting
                                  and Power of       and Power of
       Person or Entity           Disposition        Disposition
       ________________          ______________     _____________
     Aubrey K. McClendon          10,343,706<F1>       508,560<F2>

     Chesapeake Investments                0           508,560<F2>

     Tom L. Ward                   9,239,942<F3>     1,846,860<F4>

     TLW Investments                       0         1,846,860<F4>
     ______________________

<F1>
    See footnote (1) under paragraph (a) of this Item 5.
<F2>
    See footnote (2) under paragraph (a) of this Item 5.
<F3>
    See footnote (3) under paragraph (a) of this Item 5.
<F4>
    See footnote (4) under paragraph (a) of this Item 5.

    (c)    During the past sixty (60) days from the date of this
    Schedule 13D, the following transactions were effected in the Common Stock of the Company by a Reporting Person:


     Aubrey K. McClendon
     ___________________
                       Number          Price,
                      of Shares       Excluding
       Date           Acquired        Commission
     ________        ___________      __________
     02-06-97            49,400         $21.6688
     02-07-97            50,600         $23.7731
     02-10-97           530,750         $19.5823
     02-11-97            50,000         $20.925
     02-12-97            50,000         $21.598


     Tom L. Ward
     ___________
                       Number          Price,
                      of Shares       Excluding
       Date           Acquired        Commission
     ________        ___________      __________
     02-06-97            49,400         $21.6688
     02-07-97            50,600         $23.7731
     02-10-97           530,750         $19.5823
     02-11-97            50,000         $20.925
     02-12-97            50,000         $21.598

    The information set forth in this Amendment No. 1 as to the par value and number of shares beneficially owned by each Reporting Person reflects the Company's 2-for-1 stock split effected on December 31, 1996.

     (d)    See Item 6, below.

     (e)    Not applicable.

Item 6.     Contracts, Agreements, Underwritings or Relationships
            With Respect to Securities of the Issuer.
            _______________________________________________________

    Mr. McClendon and Mr. Ward, as officers of the Company, participate in the Company's 1992 Incentive Stock Option Plan, 1992 Nonstatutory Stock Option Plan, as amended, 1994 Stock
    Option Plan, and 1996 Stock Option Plan.

    Mr. McClendon has three separate lending agreements with Morgan Guaranty, dated January 8, February 6, and February 13, 1997. Mr. McClendon also maintains lending arrangements with Donaldson, Lufkin & Jenrette, dated November 22, 1996 and Rauscher, Pierce & Refnes, Inc., dated February 25, 1994. A portion of the shares of Common Stock owned by Mr. McClendon is pledged as collateral for such loans. Each agreement contains standard default and remedial provisions.

    Mr. Ward has three separate lending agreements with Morgan Guaranty, dated January 8, February 6, and February 13, 1997. Mr. Ward also maintains lending arrangements with Donaldson, Lufkin & Jenrette, dated November 22, 1996, and Rauscher, Pierce & Refnes, Inc., dated October 25, 1991. A portion of the shares of Common Stock owned by Mr. Ward is pledged as collateral for such loans. Each agreement contains standard default and remedial provisions.

Item 7.       Materials to be Filed as Exhibits.
              _________________________________

1.  Limited Partnership Agreement of Chesapeake Investments, an
    Oklahoma Limited Partnership, is filed as Exhibit E to the
    Schedule 13D dated February 4, 1993 filed by Aubrey K.
    McClendon and is incorporated herein by reference.

2. The Company's 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718, filed June 23, 1995.

3. The Company's 1992 Nonstatutory Stock Option Plan, as amended, is filed as Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997, and is incorporated herein by reference.

4.  The Company's 1994 Stock Option Plan is filed as Exhibit
    10.1.3 to the Company's Quarterly Report on Form 10-Q filed
    February 14, 1997, and is incorporated herein by reference.

5. The Company's 1996 Stock Option Plan is filed as Exhibit B to the Company's Proxy Statement for its 1996 Annual Meeting of
    Shareholders filed November 6, 1996 and is incorporated herein by reference.

6.  Morgan Guaranty Trust Company of New York Demand Note, dated
    February 6, 1997, executed by Aubrey K. McClendon.

7.  Morgan Guaranty Trust Company of New York Demand Note, dated
    February 6, 1997 executed by Tom L. Ward.

8.  Morgan Guaranty Trust Company of New York Demand Note, dated
    February 13, 1997, executed by Aubrey K. McClendon.

9. Morgan Guaranty Trust Company of New York Demand Note executed by Tom L. Ward.

10. Joint Filing Agreement.

                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:        March 7, 1997.



                             AUBREY K. MCCLENDON
                             Aubrey K. McClendon, an individual

                             CHESAPEAKE INVESTMENTS, AN OKLAHOMA
                             LIMITED PARTNERSHIP, an Oklahoma
                             Limited Partnership

                             AUBREY K. MCCLENDON
                             Aubrey K. McClendon, General Partner

                             TOM L. WARD
                             Tom L. Ward, an individual

                             TLW INVESTMENTS, INC., an Oklahoma
                             corporation

                             TOM L. WARD
                             Tom L. Ward, Chief Executive Officer

                          INDEX TO EXHIBITS

Exhibit No.    Description                             Method of Filing
-----------    -----------                             ----------------
99.1           Limited Partnership Agreement of   Incorporated herein by
               Chesapeake Investments, an         reference to Exhibit E to
               Oklahoma Limited Partnership       the Schedule 13D dated
                                                  February 4, 1993

99.2           The Company's 1992 Incentive       Incorporated herein by
               Stock Option Plan, as amended      reference to Exhibit 10.1.1
                                                  to the Company's Registration
                                                  Statement on Form S-4,
                                                  No. 33-93718, filed
                                                  June 23, 1995

99.3           The Company's 1992 Nonstatutory    Incorporated herein by
               Stock Option Plan, as amended      reference to Exhibit 10.1.2
                                                  to the Company's Quarterly
                                                  Report on Form 10-Q filed
                                                  February 14, 1997

99.4           The Company's 1994 Stock Option    Incorporated herein by
               Plan                               reference to Exhibit 10.1.3
                                                  to the Company's Quarterly
                                                  Report on Form 10-Q filed
                                                  February 14, 1997

99.5           The Company's 1996 Stock Option    Incorporated herein by
               Plan                               reference to Exhibit B to
                                                  the Company's Proxy
                                                  Statement for its 1996
                                                  Annual Meeting of Share-
                                                  holders filed November 6,
                                                  1996

99.6           Morgan Guaranty Trust Company      Filed herewith electronically
               of New York Demand Note, dated
               February 6, 1997, executed by
               Aubrey K. McClendon

99.7           Morgan Guaranty Trust Company      Filed herewith electronically
               of New York Demand Note, dated
               February 6, 1997, executed by
               Tom L. Ward

99.8           Morgan Guaranty Trust Company      Filed herewith electronically
               of New York Demand Note, dated
               February 13, 1997, executed by
               Aubrey K. McClendon

99.9           Morgan Guaranty Trust Company      Filed herewith electronically
               of New York Demand Note
               executed by Tom L. Ward

99.10          Joint Filing Agreement             Filed herewith electronically

